Execution Copy

THIS SECOND AMENDING AGREEMENT (the “Amending Agreement” or “Agreement”) is dated as of the 31st day of December, 2013

AMONG:

TIMMINS GOLD CORP.
(the “Borrower”)

- and -

SPROTT RESOURCE LENDING PARTNERSHIP
as agent for and on behalf of the Lenders
(the “Administrative Agent”)

- and –

THE LENDERS LISTED ON THE SIGNATURE PAGES
as Original Lenders

WHEREAS:

1.

The Lenders, the Administrative Agent and the Borrower are parties to a credit agreement dated as of May 27, 2011 as amended by a first amending agreement dated as of July 3, 2012 (as amended, the “Original Credit Agreement”).

2.	The parties wish to amend the Original Credit Agreement upon the terms and subject to the conditions set forth herein.

NOW THEREFORE, in consideration of the premises, the covenants herein contained and for other good and valuable consideration (including the issuance of the Bonus Shares to Sprott Resource Lending Partnership, as an Original Lender), the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties agree as follows:

1.          Definitions

              Capitalized terms used herein, including the recitals hereto, shall have the meanings ascribed thereto in the Original Credit Agreement, as amended hereby, unless otherwise defined herein.

2.          Amendments to Original Credit Agreement

2.1                   Section 1.1 of the Original Credit Agreement is amended by replacing the definition “Repayment Date” as follows:

“Repayment Date” means December 31, 2014 (or, if such day is not a Business Day, the immediately preceding Business Day), as such date may be extended by mutual agreement of the Borrower and the Administrative Agent, in writing.

2.2                   Section 1.1 of the Original Credit Agreement is amended by replacing the definition “Interest Rate” as follows:

“Interest Rate” means nine percent (9%) per annum.

2.3                   Section 1.1 of the Original Credit Agreement is amended by replacing the definition “Prepayment Fee” as follows:

“Prepayment Fee” means in relation to any repayment or prepayment of Facility B (whether voluntary or mandatory) at any time prior to or on or after the date which is six months following the Facility B Closing Date, an amount equal to one percent (1%) of the principal amount of Facility B being prepaid; provided that, the Prepayment Fee shall be deemed to be nil if such repayment or prepayment is made within ten (10) days of the date:

(a)	a successor Administrative Agent is appointed without the consent of the Borrower pursuant to Section 8.8 hereof; or

(b)

the Original Lenders assign all of their rights and/or obligations under the Credit Facility and the Credit Documents to one or more Persons without the consent of the Borrower pursuant to Section 9.7 hereof.

3.          Conditions Precedent

             This Amending Agreement shall become effective upon the satisfaction of the following conditions:

(a)	the Administrative Agent receiving, in form and substance satisfactory to the Administrative Agent and the Lenders, the following:

	(i)	a duly executed copy of this Amending Agreement signed by all parties;

(ii)

a duly executed copy of a confirmation of security agreement of even date (the “Confirmation of Security”) among the Borrower, Timmins Mexico, Molimentales and the Administrative Agent in form and substance satisfactory to the Administrative Agent;

	(iii)	original executed legal opinions of counsel to the Borrower (A) as to British Columbia legal matters and (B) as to Mexican legal matters, together with supporting certificates and documents; and

	(iv)	such other documents and information which the Administrative Agent may reasonably request;

(b)	no Default or Event of Default has occurred or is continuing;

(c)	no order, judgment or decree of any court, arbitrator or Governmental Agency shall purport to enjoin or restrain a party from entering into this Agreement;

(d)

there is not pending or threatened, any action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration by, against or affecting any Credit Party or any property of any Credit Party that has not been disclosed to the Administrative Agent by the Borrower in writing, and nothing has occurred and there has not been no development in any such action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration, except in each case that could not reasonably be expected to have a Material Adverse Effect;

(e)

there has not occurred any change of circumstance or event since the date of the First Amending Agreement, nor has the Administrative Agent become aware of any facts not previously disclosed or known, which could reasonably be expected to have a Material Adverse Effect;

(f)

delivery of a certificate from a senior officer of each Credit Party in form and substance reasonably satisfactory to the Administrative Agent attaching true copies of (A) the Credit Party’s constating documents and by-laws including all amendments thereto, if any, (B) all resolutions of the board of directors or shareholders of the Credit Party, as the case may be, approving the matters contemplated by this Agreement and (C) a list of the officers and directors of the Credit Party who have signed this Agreement and any ancillary closing documents together with their specimen signatures;

(g)	delivery of a certificate of status, compliance or like certificate with respect to each of the Credit Parties issued by the appropriate Governmental Entity of the jurisdiction of its incorporation;

(h)	delivery of a solvency certificate from the chief financial officer of the Borrower in form and substance reasonably satisfactory to the Administrative Agent;

(i)

all Fees and other amounts payable under the Credit Documents as of the date hereof and any and all reasonable costs, expenses and disbursements (including, without limitation, all reasonable and documented legal fees and expenses) incurred by the Administrative Agent or any Lender in connection with the negotiation, preparation, execution and delivery of this Agreement and any due diligence or other matters relating to any of the transactions contemplated in this Agreement have been paid in full;

(j)

receipt of all Authorizations which the Administrative Agent may reasonably require, including, all approvals from the Exchange in relation to the Bonus Shares (as defined below) and the transactions contemplated by this Agreement and/or the other Credit Documents; and

(k)

the Borrower has issued 300,000 Common Shares to the Sprott Resource Lending Partnership, as an Original Lender, as duly paid and non-assessable shares in consideration, for, amongst others, the Original Lenders agreeing to the provisions set out in this Agreement (the “Bonus Shares”).

The above recited conditions precedent are inserted for the sole benefit of the Administrative Agent and the Lenders and can be waived only at their sole discretion.

4.          Representations and Warranties

             The Borrower hereby represents and warrants to and in favour of the Administrative Agent and the Lenders that, as of the date hereof:

(a)

this Amending Agreement has been duly authorized, executed and delivered by the Borrower and constitutes a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms, except as enforceability may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally, (b) the fact that specific performance and injunctive relief may only be given at the discretion of the courts, and (c) the equitable or statutory powers of the courts to stay proceedings before them and to stay the execution of judgments; and

(b)

the representations and warranties set out in Article 5 of the Original Credit Agreement, as amended by this Amending Agreement, are accurate and true in all material respects on the date hereof as if made on the date hereof.

5.          Miscellaneous

(a)

This Amending Agreement is supplemental to the Original Credit Agreement and forms part of, and has the same effect as though incorporated in, the Original Credit Agreement and constitutes a Credit Document for all purposes thereof. Except as amended hereby, the Original Credit Agreement, as amended by this Amending Agreement, remains in full force and effect and is hereby ratified and confirmed in all respects.

(b)

The Borrower hereby acknowledges the extension to the Repayment Date and confirms that the Security Documents, and Liens granted thereunder or in connection therewith, continue to secure all of the obligations of the Borrower under the Original Credit Agreement as amended, supplemented, restated or otherwise modified.

(c)

To the extent there is any conflict or inconsistency between the provisions of this Amending Agreement and any provisions within any of the Credit Documents, the provisions of this Amending Agreement shall govern and prevail to the extent of such conflict or inconsistency.

(d)

The parties shall do all such further acts and things and execute all such further documents as shall be reasonably required in order to properly perform and carry out the terms of this Amending Agreement.

(e)	Time shall be of the essence of this Amending Agreement.

(f)	Upon satisfaction or waiver of the conditions precedent set forth in Section 3 hereof, this Amending Agreement shall become effective as of the date hereof.

(g)	This Amending Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

(h)

This Amending Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement. The delivery of a facsimile or other electronic copy of an executed counterpart of this Amending Agreement shall be deemed to be valid execution and delivery of this Amending Agreement, but the party delivering a facsimile or other electronic copy shall deliver an original copy of this Amending Agreement as soon as possible after delivering the facsimile or other electronic copy.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties hereto have caused this Second Amending Agreement to be duly executed by their authorized signatories as of the date first above written.

TIMMINS GOLD CORP.
as Borrower

By:	(signed) Bruce Bragagnolo
Name: Bruce Bragagnolo
Title: CEO & Director

By:
Name:
Title:

THE ADMINISTRATIVE AGENT

SPROTT RESOURCE LENDING
PARTNERSHIP, by its managing partner,
Sprott Lending Consulting LP, by its general
partner, Sprott Lending Consulting GP Inc.

By:	(signed) Jim Grosdanis
Name: Jim Grosdanis
Title: CFO

By:	(signed) Andrew Steuter
Name: Andrew Steuter
Title: VP, Origination

[Signature Page to Second Amending Agreement]

THE ORIGINAL LENDERS

SPROTT RESOURCE LENDING
PARTNERSHIP, by its managing partner,
Sprott Lending Consulting LP, by its general
partner, Sprott Lending Consulting GP Inc.

By:	(signed) Jim Grosdanis
Name: Jim Grosdanis
Title: CFO

By:	(signed) Andrew Steuter
Name: Andrew Steuter
Title: VP Origination

(signed)	(signed) Narinder Nagra
Witness

(signed)	(signed) Mary Ellan Alexander
Witness	Mary Ellan Alexander

[Signature Page to Second Amending Agreement]